240.13d-102Schedule 13G
Information to be included
in statements filed pursuant
to 240.13d-1(b), (c), and (d)
and amendments thereto filed
 pursuant to 240.13d-2.
Securities and Exchange Commission,
 Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange
Act of 1934
(Amendment No._)
THAYER VENTURES ACQUISITION CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
88332T100
(CUSIP Number)
DECEMBER 31, 2021
(Date of Event Which Requires
Filing of this Statement)
Check the appropriate box
to designate the rule pursuant
 to which this Schedule is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover
page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of
 this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).
CUSIP No. 88332T100
(1) Names of reporting persons
OMNI EVENT MANAGEMENT
(2) Check the appropriate box if a
 member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG,
UK
Number of shares beneficially owned by
each reporting person with:

(5) Sole voting power

(6) Shared voting power
1,090,603
(7) Sole dispositive power

(8) Shared dispositive power

(9) Aggregate amount beneficially
owned by each reporting person
1,090,603
(10) Check if the aggregate amount in
Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by
amount in Row (9)
6.32%
(12) Type of reporting person (see
instructions)
IA
Page of Pages
Instructions for Cover Page:
(1) Names of Reporting Persons
Furnish the full legal name of each
person for
whom the report is filed
i.e., each person required to sign the
 schedule itself including each member
 of a group. Do not include the name of
a person required to be identified in
the report but who is not a reporting
person.
(2) If any of the shares beneficially
 owned by a reporting person are held
 as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other
person but does not affirm the existence of a group, please check row 2(b)
 [unless it is a joint filing pursuant
to Rule 13d-1(k)(1) in which case it
may not be necessary to check row 2(b)].
(3) The third row is for SEC internal
 use; please leave blank.
(4) Citizenship or Place of Organization
Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)(9), (11) Aggregated Amount Beneficially
 Owned By Each Reporting Person, etc.
Rows (5) through (9) inclusive, and (11)
 are to be completed in accordance with
the provisions of Item 4 of Schedule 13G.
All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule
13d-4 [17 CFR 240.13d-4] under the
Securities Exchange Act of 1934.
(12) Type of Reporting Person Please
classify each reporting person
according to the following breakdown

(see Item 3 of Schedule 13G) and place the
 appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the
second part of the cover page as are
 needed, one reporting person per
 page.
Filing persons may, in order to avoid
unnecessary duplication, answer items
 on the schedules (Schedule 13D, 13G or
TO) by appropriate cross references to
 an item or items on the cover page(s).
 This approach may only be used where
the cover page item or items provide
 all the disclosure required by the
schedule item. Moreover, such a use of
 a cover page item will result in the
item becoming a part of the schedule
and accordingly being considered as
filed for purposes of section 18 of
the Securities Exchange Act or
otherwise subject to the liabilities
 of that section of the Act.
Reporting persons may comply with their
cover page filing requirements by filing
 either completed copies of the blank
forms available from the Commission,
 printed or typed facsimiles, or
computer printed facsimiles, provided
the documents filed have identical
 formats to the forms prescribed in the
Commission's regulations and meet existing
 Securities Exchange Act rules as to such matters as clarity and size (Securities
 Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH
SCHEDULE 13G
Under Sections 13(d), 13(g) and 23
of the Securities Exchange Act of 1934
and the rules and regulations thereunder,
 the Commission is authorized to solicit
the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this schedule is mandatory. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain
equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.
Because of the public nature of the
 information, the Commission can use
it for a variety of purposes, including
 referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or
 regulatory statutes or provisions.
Failure to disclose the information requested by this schedule may result in civil or criminal action against the persons involved for violation of the Federal
securities laws and rules promulgated
 thereunder.
Instructions. A. Statements filed
 pursuant to Rule 13d-1(b) containing
 the information required by this
schedule shall be filed not later
than February 14 following the
calendar year covered by the
statement or within the time
specified in Rules 13d-1(b)(2)
 and 13d-2(c). Statements filed
 pursuant to Rule 13d-1(d)
shall be filed within the time
 specified in Rules 13d-1(c), 13d-2(b)
and 13d-2(d). Statements filed
pursuant to Rule 13d-1(c) shall
be filed not later than February
 14 following the calendar year
 covered by the statement pursuan
t to Rules 13d-1(d) and 13d-2(b).
B. Information contained in a
form which is required to be filed
by rules under section 13(f) (15 U.S.C.
78m(f)) for the same calendar year as
 that covered by a statement on this
schedule may be incorporated by reference
 in response to any of the items of this
schedule. If such information is incorporated
 by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the
items shall be included but the text of
 the items is to be omitted. The answers
 to the items shall be so prepared as to
indicate clearly the coverage of the items without referring to the text of the items.
 Answer every item. If an item is
inapplicable or the answer is in the
 negative, so state.
Item 1(a) Name of issuer:___
THAYER VENTURES ACQUISITION CORP
Item 1(b) Address of issuer's
principal executive offices:____
25852 MCBEAN PARKWAY, VALENCIA,
CA 91335
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED

2(b) Address or principal
business office or, if none,
residence:
4TH FLOOR, 15 GOLDEN SQUARE,
LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
88332T100
Item 3. If this statement is
 filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check
whether the person filing is a:
     (a) [] Broker or dealer
registered under section 15
of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in
section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [] Insurance company
as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c);
     (d) [X] Investment company
 registered under section 8 of the
 Investment Company Act of 1940
(15 U.S.C 80a-8);
     (e) [] An investment adviser
 in accordance with 240.13d-1(b)
(1)(ii)(E);
     (f) [] An employee benefit
plan or endowment fund in
 accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding
company or control person in
accordance with 240.13d-1(b)(1)
(ii)(G);
     (h) [] A savings associations
 as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [] A church plan that is
excluded from the definition of an
 investment company under section
3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution
in accordance with 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance
with 240.13d-1(b)(1)(ii)(K). If
 filing as a non-U.S. institution
in accordance with 240.13d-1(b)(1)
(ii)(J), please specify the type
of institution: ____
Item 4. Ownership
Provide the following information
regarding the aggregate number and
 percentage of the class of
securities of the issuer identified
in Item 1.
(a) Amount beneficially
owned: _____1,090,603.
(b) Percent of class: _____6.32%.
(c) Number of shares as to which the
person has:
(i) Sole power to vote or to
 direct the vote _____.
(ii) Shared power to vote or
 to direct the vote _____1,090,603.
(iii) Sole power to dispose or
 to direct the disposition of _____.
(iv) Shared power to dispose
or to direct the disposition
of _____.
Instruction. For computations
 regarding securities which
represent a right to acquire
an underlying security see 240
..13d-3(d)(1).
Item 5. Ownership of 5 Percent
or Less of a Class. If this
 statement is being filed to
report the fact that as of the
 date hereof the reporting person
 has ceased to be the beneficial
 owner of more than 5 percent
of the class of securities,
check the following.
Instruction. Dissolution of a
group requires a response to
this item.
Item 6. Ownership of More than
5 Percent on Behalf of Another
Person. If any other person is
known to have the right to receive
 or the power to direct the receipt
of dividends from, or the proceeds
from the sale of, such securities,
a statement to that effect should
be included in response to this
item and, if such interest relates
 to more than 5 percent of the class,
 such person should be identified.
A listing of the shareholders of an
 investment company registered
under the Investment Company Act
of 1940 or the beneficiaries of
employee benefit plan, pension
fund or endowment fund is not
required.
Item 7. Identification and
Classification of the Subsidiary
Which Acquired the Security Being
 Reported on by the Parent Holding
 Company or Control Person. If a
 parent holding company or control
 person has filed this schedule
pursuant to Rule 13d-1(b)(1)(ii)(G),
so indicate under Item 3(g) and
attach an exhibit stating the identity
and the Item 3 classification of the
relevant subsidiary. If a parent holding
company or control person has filed this
 schedule pursuant to Rule 13d-1(c) or Rule
 13d-1(d), attach an exhibit stating the
 identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification
 of Members of the Group
Not applicable
If a group has filed this schedule pursuant
 to 240.13d-1(b)(1)(ii)(J), so indicate
 under Item 3(j) and attach an exhibit
stating the identity and Item 3 classification
of each member of the group. If a group has
filed this schedule pursuant to Rule
13d-1(c) or Rule 13d-1(d), attach an
exhibit stating the identity of each member
 of the group.
Item 9. Notice of Dissolution of Group.
Notice of dissolution of a group may be
furnished as an exhibit stating the date
of the dissolution and that all further
filings with respect to transactions in
 the security reported on will be filed,
if required, by members of the group,
in their individual capacity.
ee Item 5.
Not applicable
Item 10. Certifications
(a) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(b):
By signing below I certify that,
 to the best of my knowledge and
 belief, the securities referred
to above were acquired and are
 held in the ordinary course of
business and were not acquired
and are not held for the purpose
 of or with the effect of changing
 or influencing the control of the
 issuer of the securities and were
not acquired and are not held in
connection with or as a participant
in any transaction having that
 purpose or effect, other than
activities solely in connection
with a nomination under 240.14a-11.
(b) The following certification shall
be included if the statement is filed
pursuant to 240.13d-1(b)(1)(ii)(J),
 or if the statement is filed pursuant
 to 240.13d-1(b)(1)(ii)(K) and a
 member of the group is a non-U.S.
 institution eligible to file
pursuant to 240.13d-1(b)(1)(ii)(J):
By signing below I certify that,
 to the best of my knowledge and
 belief, the foreign regulatory
scheme applicable to [insert
particular category of institutional
investor] is substantially comparable
 to the regulatory scheme applicable
 to the functionally equivalent U.S.
institution(s). I also undertake to
 furnish to the Commission staff,
upon request, information that would
 otherwise be disclosed in a Schedule 13D.
(c) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(c):
By signing below I certify that, to
 the best of my knowledge and belief,
 the securities referred to above were not
 acquired and are not held for the purpose
 of or with the effect of changing or
 influencing the control of the issuer of
the securities and were not acquired and
are not held in connection with or as a
 participant in any transaction having
that purpose or effect, other than
activities solely in connection with
a nomination under 240.14a-11.
Signature. After reasonable inquiry
 and to the best of my knowledge and
belief, I certify that the information s
et forth in this statement is true,
complete and correct.
Dated:__ FEBRUARY 14, 2021
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed
by each person on whose behalf the statement is filed or his authorized representative.
 If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed
 with the statement, Provided, however,
 That a power of attorney for this
purpose which is already on file with
 the Commission may be incorporated by
reference. The name and any title of
 each person who signs the statement
hall be typed or printed beneath his
signature.
NOTE: Schedules filed in paper format
shall include a signed original and five
 copies of the schedule, including
all exhibits. See Rule 13d-7 for other
parties for whom copies are to be sent.